Filed by NYSE Euronext, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Companies: NYSE Group, Inc. (Commission File No. 001-32829) Euronext N.V.

January 10, 2006

NYSE Euronext, Inc. files a combined offer with the French Financial Market Authority (Autorité des Marchés Financiers) for the Shares of Euronext N.V.

PARIS, January 10 – NYSE Euronext, Inc., a wholly owned subsidiary of NYSE Group, Inc., issues the attached press release (in French and English) in connection with the filing of a combined offer with the French Financial Market Authority (Autorité des Marchés Financiers) for the shares of Euronext N.V.

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Cautionary Note Regarding Forward-Looking Statements
Information set forth in this document contains forward-looking statements, which involve a number of risks and uncertainties. NYSE Group, Inc. (“NYSE Group”), Euronext N.V. (“Euronext”) and NYSE Euronext, Inc. (“NYSE Euronext”) caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving NYSE Group and Euronext, including estimated revenue and cost synergies, NYSE Euronext’s plans, objectives, expectations and intentions and other statements that are not historical facts. Additional risks and factors are identified in NYSE Group’s and NYSE Euronext’s filings with the U.S. Securities Exchange Commission (the “SEC”), including NYSE Group’s Annual Report on Form 10-K for the fiscal year ending December 31, 2005 and NYSE Euronext’s Registration Statement on Form S-4 (File No. 333-137506), which are available on NYSE Group’s website at http://www.nyse.com and the SEC’s website at SEC's Web site at www.sec.gov., and in Euronext’s filings with the Autoriteit Financiële Markten (Authority for the Financial Markets) in The Netherlands, including its annual report and registration document for 2005, which is available on Euronext’s website at http://www.euronext.com. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

Additional Information About the Pending Transaction

In connection with the proposed business combination transaction between NYSE Group and Euronext, a newly formed holding company, NYSE Euronext, has filed with the SEC a Registration Statement on Form S-4 (File No. 333-137506) (the “S-4”) that includes a proxy statement of NYSE Group, a shareholder circular of Euronext, and an exchange offer prospectus, each of which constitutes a prospectus of NYSE Euronext. The parties have filed other publicly available relevant documents concerning the proposed transaction with the SEC. The SEC declared the S-4 effective on November 27, 2006.

NYSE GROUP STOCKHOLDERS AND EURONEXT SHAREHOLDERS ARE URGED TO READ THE FINAL PROXY STATEMENT/PROSPECTUS, SHAREHOLDER CIRCULAR/PROSPECTUS AND EXCHANGE OFFER PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

You may obtain a free copy of the S-4, the final proxy statement/prospectus, the final shareholder circular prospectus, and, if and when such document becomes available, exchange offer prospectus and other related documents filed by NYSE Group and NYSE Euronext with the SEC at the SEC’s Web site at www.sec.gov. The final proxy statement/prospectus, shareholder circular/prospectus and, if and when it becomes available, exchange offer prospectus and the other documents may also be obtained for free by accessing NYSE Group’s Web site at http://www.nyse.com.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Not for distribution in or into Canada or Japan

FILING OF A COMBINED OFFER (“OFFRE PUBLIQUE MIXTE”)

With a secondary EXCHANGE OFFER (“OFFRE PUBLIQUE D’ECHANGE”) AND TENDER OFFER (“OFFRE PUBLIQUE D’ACHAT”) up to a total limit of 77.6% in shares of NYSE EURONEXT, Inc. stock and 22.4% in cash

FOR THE SHARES OF

INITIATED BY NYSE EURONEXT, INC. (a company with registered offices in the State of Delaware, United States)

EXECUTED BY NYSE EURONEXT (HOLDING) N.V. (a company with registered offices in the Netherlands, wholly owned by NYSE Euronext, Inc.)

Presented by :

TERMS OF THE OFFER:
For the principal combined tender and exchange offer :
0.98 share of NYSE Euronext stock to be issued and 21.32 euros for 1 Euronext N.V. share
For the secondary exchange offer:
1.2633 NYSE Euronext, Inc. shares for 1 Euronext N.V. share
For the secondary tender offer:
95.07 euros for 1 Euronext N.V. share

This press release is established by NYSE EURONEXT, Inc. and is being published pursuant to article 231-16 of the General Regulations of the Autorité des marchés financiers (the « AMF »).

The offer and the draft prospectus remain subject to the AMF’s review.
Copies of the draft prospectus are available on the AMF’s website (www.amf-france.org), and may be obtained free of charge at :

Citigroup Global Markets Limited 1-5 rue Paul Cézanne 75008 Paris	Société Générale GIBD / EUR / ECM 17, cours Valmy 92972 Paris-La Défense Cedex	JPMorgan 14 place Vendôme 75001 Paris

The diffusion, publication or distribution of this press release may be subject to statutory or regulatory restrictions in certain countries. The press release is not addressed to individuals subject to such restrictions, either directly or indirectly. Receipt of this press release does not constitute an offer in countries where a tender offer or an offer of securities would be illegal.

This press release may not be published, distributed or disseminated or otherwise sent into Canada, Japan or in any other country. This press release may be distributed, published or sent in the United Kingdom (i) only to professional investors falling within Article 19(5) of the
Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) only to entities that hold a certain level of assets ("high net worth entities") or to any other type of person to whom it may be legally transmitted, falling within Article 49(2) (a) to (d)
of the Order (together "relevant persons"). This press release is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons. The offer will be made in the United States pursuant to a prospectus registered with the Securities and Exchange Commission.

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Pursuant to Section III of Book II and more specifically articles 231-13 and 232-1 of the General Regulations of the AMF (the “General Regulations”), NYSE Euronext, Inc., with registered offices in the United States at c/o National Registered Agents, Inc., 160 Greentree Drive, in the City of Dover, Suite 101, Kent County, State of Delaware, registered with the U.S. Securities and Exchange Commission (the “SEC”) under the number CIK 0001368007 (the “Initiator” or “NYSE Euronext”) is initiating an offer for the acquisition from the shareholders of Euronext N.V., with registered offices in the Netherlands, at Beursplein 5, 1012 JV Amsterdam, listed in the Register of the Amsterdam Chamber of Commerce under number 341 37 761 (“Euronext” or the “Company”), the shares of which are listed for trading on Eurolist by Euronext Paris and on the Trading Facility of Euronext Brussels under ISIN code NL0000290641, of all of their Euronext shares under the terms and conditions described below (the “Offer”) by NYSE Euronext (Holding) N.V. (“NYSE Euronext (Holding)”).

The registered offices of NYSE Euronext (Holding) are in the Netherlands, at Beursplein 5, 1012 JW, Amsterdam; it is registered with the Register of the Amsterdam Chamber of Commerce under number 34262136. All the shares of NYSE Euronext (Holding) are wholly owned by NYSE Euronext (International) B.V., with registered offices in the Netherlands, at Beursplein 5, 1012 JW Amsterdam, which is registered with the Register of the Amsterdam Chamber of Commerce under 34262091, which is wholly owned by the Initiator.

Citigroup Global Markets Limited, acting through its Paris Branch (“Citigroup”), Société Générale and JPMorgan Chase Bank N.A., Paris Branch (“JPMorgan”), as the presenting banks for the Offer, filed a draft prospectus (“projet de note d’information”) with the AMF on January 9, 2007. Pursuant to the provisions of Article 231-13 of the General Regulations, Citigroup, Société Générale and JPMorgan guarantee the content and irrevocable nature of the undertakings entered into by the Initiator in connection with the Offer.

The Offer concerns all shares issued by Euronext.

1.     Context of the Offer

The Offer forms part of the transactions designed to bring about the combination of NYSE Group, Inc. (“NYSE Group”) and Euronext under the control of a joint holding company, NYSE Euronext and the admission of the shares issued by it for trading on the NYSE and on Eurolist by Euronext Paris, as provided for by the Combination Agreement signed on June 1, 2006 by and among NYSE Group, Euronext, NYSE Euronext and a wholly owned subsidiary of NYSE Euronext, organizing the Combination and the conditions for its implementation, as amended and restated as of November 24, 2006, and approved by the shareholders’ meetings of Euronext and NYSE Group on December 19 and 20, 2006, respectively (the “Combination”).

The Combination is to be carried out in two stages:

–	The Offer, which will be made in France, Belgium and the United States; and
–	The operation (triangular merger) by which, immediately after the settlement-delivery of the Euronext shares tendered to the Offer (i.e. before the automatic reopening of the offer period), NYSE Group will be merged into Jefferson Merger Sub, Inc. (a company with its registered offices in the State of Delaware, United States, specifically formed for this purpose and wholly owned by NYSE Euronext), the corporate name of which will become NYSE Group, Inc. By the sole fact of this operation, each share outstanding of NYSE Group, Inc. will be exchanged for the right to receive one share of NYSE Euronext stock (the “Merger”).

A Combination of Equals

The Combination is structured in such a manner as to constitute a transatlantic alliance between two world leaders operating as equal to equal where Euronext will be the European pillar and NYSE Group will be the American pillar.

Taking into account the respective valuations of Euronext and NYSE Group and the compensation offered by NYSE Euronext to Euronext shareholders in connection with the Offer, the former NYSE Group shareholders and the former Euronext shareholders will hold 59% and 41% respectively of the share capital of NYSE Euronext as a result of the Combination, assuming a scenario in which all Euronext shareholders tender their shares to the Offer.

Federal Model and Local regulation

Within the framework of NYSE Euronext, each listing market will be primarily managed by local managers in accordance with the Euronext federal model.

A core aspect of the structure of the Combination is continued local regulation of the marketplaces. In this regard, on June 16, 2006, the SEC issued a release confirming that joint ownership of a U.S. exchange and a non-U.S. exchange would not result in automatic application of U.S. securities regulations to the listing or trading activities of the non-U.S. exchange.

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2.     Reasons and Expected Economic Benefits of the Combination

Extended Range of Products and Services. The Combination of NYSE Group and Euronext will provide NYSE Euronext with an opportunity to diversify its revenues and realize significant cost synergies. NYSE Euronext will leverage the combined company’s premier brand name, unparalleled product range, global customer base, complementary members and leading technology platforms. NYSE Group and Euronext have identified new revenue opportunities that are expected to generate $100 million in incremental revenues annually within three years. These new opportunities will result from the development of new products and services in various fields.

Maximize Customer Choice. Leveraging its position as the parent company of the world’s leading cash equities marketplaces and a significant participant in the global derivatives markets, NYSE Euronext will provide a full-service market to its customers as well as a choice of products across asset classes that appeals to all types of investors worldwide. NYSE Euronext believes that this combination should help to maintain its leadership position, enhance its ability to compete on a global scale, and deliver innovation and efficiency.

Leverage Technology to Drive Cost Reductions and Integration Benefits. NYSE Group and Euronext expect that NYSE Euronext should be able to benefit from operational synergies resulting from the consolidation of capabilities and elimination of redundancies as well as greater profitability from economies of scale, market integration, and automation. The Combination is expected to create significant cost reductions of $275 million annually within 3 years following the Combination. Of this amount, $250 million would result from the overall rationalization of the combined company’s information technology systems and platforms, driven by the high level of compatibility among the current technology platforms maintained by NYSE Group and Euronext. Based on high-performance technology of Atos Euronext Market Solutions ("AEMS") and its management team’s proven integration track record, over the next three years NYSE Euronext’s three equity trading systems (NYSE, NYSE Arca, and Euronext’s NSC system) and two derivatives trading systems (NYSE Arca Options platforms and Euronext’s LIFFE CONNECT platform) will be migrated to a single global equities and derivatives platform. In addition, 10 data centers (six in the United States and four in Europe) will be reduced to four globally-linked data centers (two in the United States and two in Europe), and four data networks will be reduced to one. NYSE Euronext will also deliver annual cost savings of $25 million from the rationalization of non-information technology related activities including the integration of corporate support functions such as finance and human resources, and the streamlining of marketing and other corporate costs such as insurance, occupancy and professional services.

This technological integration will be based on the high-performance technology of AEMS. It is planned that the current AEMS model will be gradually rolled out to NYSE Group’s businesses and systems. Under the plan, AEMS’ operations will initially remain as they are currently and subsequently will develop depending on the future integration of U.S. markets in consultation with the College of Regulators.

Despite the planned technological integration, currently existing products, both in cash equity and derivatives markets, will continue to be traded on their present markets. No product trading will be transferred from one market to another. Euronext’s and NYSE Group’s products will be traded on separate order books, separate computers and distinct data processing centers.

Continuing Strategic Acquisitions and Alliances. NYSE Euronext, which will have the most recognized brand names within the global exchange industry and will have the world’s largest securities marketplaces on a combined basis, will be extremely well-positioned to play a leadership role in the ongoing consolidation of the industry through acquisitions and strategic alliances. NYSE Group and Euronext believe that NYSE Euronext will be a partner of choice among global exchanges, and it is expected that NYSE Euronext management will continually explore and evaluate strategic acquisitions, alliances, partnerships and other commercial agreements that could provide NYSE Euronext with opportunities to enhance its global competitive position by strengthening its brand and diversifying its business activities and revenue streams.

Benefits for All Stakeholders. The establishment of NYSE Euronext is expected to create significant value for all of its stakeholders, including the following:

–	Shareholders are expected to benefit from the significant value and financial strength created by combining two market leaders in the global exchange industry with highly compatible technology platforms and business models. As a result of the Combination, NYSE Euronext should deliver substantial revenue synergies and cost savings to its shareholders, driving increased profitability, revenue and earnings growth, and cash flows.
–	Investors and the trading community are expected to benefit from NYSE Euronext’s horizontal business model and global trading capabilities that extend across multiple asset classes through eight exchanges in six countries. The depth of NYSE Euronext’s liquidity pools, combined with best in class technology platforms and new product development opportunities will lead to enhanced trading options for investors while providing the opportunity for improved market quality and lower transaction costs. In addition, the costs reductions due to the Combination should allow a reduction of trading fees. NYSE

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Euronext plans to introduce a joint trading platform and system by leveraging its additional base of 800 members for cash equity trading and 675 members for derivatives. NYSE Euronext also plans to develop products and services targeting the algorithm trading market in the United States and Europe.
–	Issuers are expected to benefit from their affiliation with NYSE Euronext, which is expected to be known as the world’s leading group of stock exchanges, providing an unrivalled opportunity for investors to raise capital.

3.     Estimated Timetable of the Offer

Prior to the opening of the Offer, Euronext Paris will publish a notice announcing the opening date and the timetable for the Offer. A proposed timetable is given below:

Date	Event

January 9, 2007	Filing of the Offer and the draft Prospectus by the Initiator with the AMF

Filing of the Euronext's draft memorandum of response

Draft Prospectus and draft memorandum of response made public

January 18, 2007	Declaration of compliance by the AMF with approval of the Preliminary Prospectus

Approval of the memorandum of response

January 22, 2007	Publication of the Preliminary Prospectus and the memorandum of response in accordance with the provisions of Article 231-27 of the General Regulations.

4.     Initiator's Plans for the next 12 Months

▪               Continuing the Business and Maintaining the Operating Structures of Euronext

Following the Combination, it is planned that NYSE Group and Euronext will continue to maintain their operations substantially unchanged; it is understood that any change will have to be approved by SEC and by the College of Regulators, respectively.

▪               Employment

The purpose of the Combination is to promote the growth and development of the business of Euronext and NYSE Group and should therefore not have a significant impact on the Euronext employment policy. The employees will occupy a central place in this project.

Maintaining the local corporate and operating headquarters and the listing markets will enable the group's employees to benefit from new career opportunities. Moreover, developing the Paris market as headquarters for international activities may require additional staff to be hired.

▪               Post-closing Reorganization

Following the Offer and the Merger, the Initiator plans to undertake a reorganization of the Euronext group structure so that Euronext is wholly owned by NYSE Euronext (the “Post-closing Reorganization”).

If NYSE Euronext (Holding) owns at least 95% of the existing share capital (excluding treasury shares) or voting rights of Euronext upon completion of the Offer, the Initiator intends to proceed with a public buy-out offer under the conditions provided for under Articles 236-1 et seq. of the General Regulations and/or with a mandatory squeeze-out of the Euronext shares that it does not own under the conditions provided for under Article 2:92a of the Dutch Civil Code. If the mandatory squeeze-out is implemented, the Euronext shareholders will receive compensation in cash only, the amount of which will be determined by the Amsterdam Court of Appeals. In this way, the nature of the compensation will not be identical to that received in connection with the Offer, and its amount may also be substantially different.

If NYSE Euronext (Holding) owns less than 95% of the existing share capital (excluding treasury shares) and voting rights of Euronext upon completion of the Offer, the Post-closing Reorganization will be carried out as follows:

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–	Euronext will proceed with the transfer of all its assets and liabilities to a Dutch company specifically formed for that purpose (“Euronext Sub”), in which it would hold all the share capital, in exchange for shares of this subsidiary, and
–	Depending on the number of shares tendered to the Offer, either (i) Euronext would contribute the Euronext Sub shares received to NYSE Euronext (Holding) in exchange for NYSE Euronext shares and cash balance, and then would distribute such shares and cash to its shareholders in a liquidation; or (ii) Euronext would be absorbed by a Dutch company specifically formed for this purpose and wholly owned by NYSE Euronext or by NYSE Euronext (Holding), which would contribute the Euronext Sub shares to NYSE Euronext (Holding) in exchange for NYSE Euronext shares and a cash balance, and then would distribute all of the consideration received in the context of its liquidation.

In this case, the Euronext shareholders not having tendered their shares to the Offer will receive financial compensation identical to that of the Offer, subject nevertheless (i) to the tax rules applicable to them and (ii) to the value of the NYSE Euronext securities at the time of the implementation of the Post-closing Reorganization, which may have changed since the Offer.

The Initiator also reserves the right to request the delisting of the Euronext shares from trading on the Trading Facility of Euronext Brussels pursuant to the applicable regulations.

▪               NYSE Euronext Corporate Governance as from the Combination

With effect from the date of the Combination, NYSE Euronext’s Board of Directors will have 22 directors comprising an equal number of European domiciliaries (individuals the domicile of whom has been established in Europe for at least 24 months) and US domiciliaries (individuals the domicile of whom has been established in the United States for at least 24 months) as follows :

–	11 members will be drawn from NYSE Group’s current Board of Directors (including Marshall N. Carter, current Chairman of NYSE Group Board of Directors, and John A. Thain, NYSE Group’s current Chief Executive Officer, who will respectively also serve as Deputy Chairman of the Board of Directors and Chief Executive Officer for NYSE Euronext);
–	9 members will be drawn from Euronext’s current Supervisory Board (including Jan-Michiel Hessels, current Chairman of Euronext’s supervisory board, who will also serve as chairman of the Board of Directors);
–	the current Chairman of Euronext’s management board (Jean-François Théodore, current chairman of Euronext’s management board, also serving as the Deputy Chief Executive Officer of NYSE Euronext); and
–	Sylvain Hefes, a European domiciliary whose appointment was approved both by Euronext’s supervisory board and the NYSE Euronext board of directors.

NYSE Euronext’s Nominating and Governance Committee and Board of Directors will be responsible for maintaining an equal number of European domiciliaries and American domiciliaries, unless the Bylaws of NYSE Euronext are amended following a shareholders vote passed on a qualified majority.

It is expected that at one of its initial meetings the NYSE Euronext board of directors will consider the proposal made by some shareholders and other stakeholders of Euronext according to which at least two-thirds of the European directors of NYSE Euronext must be citizens of a European country as well as being European domiciliaries (the remainder of the European directors being European domiciliaries but not required to be European nationals) with a corollary arrangement with respect to U.S. directors of NYSE Euronext. At the time of the Combination more than two-thirds of the European directors of NYSE Euronext will in fact be European nationals.

NYSE Euronext will be managed by a Management Committee comprised of 14 members, including the same number of NYSE Group and Euronext representatives. The only directors of NYSE Group and Euronext who will also sit on NYSE Euronext’s Board of Directors are John A. Thain and Jean-François Théodore.

Lastly, the following three committees will be established on completion of the Combination: an Audit Committee, a Human Resources and Compensation Committee and a Nominating and Governance Committee. Upon completion of the Combination, the Nominating and Governance committee will be comprised of an equal number of individuals who were directors of NYSE Group and Euronext immediately prior to the Combination.

▪               Dividend Distribution Policy

The Company’s dividend distribution policy will be determined by its Board of Directors in the form it is to take after the Merger, as required by the law and the provisions of its Bylaws and Certificate of Incorporation.

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As of the date of this press release, it is planned that the distributable profits generated by the business of NYSE Euronext will be appropriated first to the repayment of the debt contracted for the purposes of the Combination.

5.     Financing of the Offer

For purposes of the Combination, NYSE Euronext, as the borrower, and NYSE Group, as the guarantor, have entered into a 2.5 billion Euro revolving credit bridge facility dated as of 5 January 2007. This bridge facility has been established to enable NYSE Euronext (Holding) to fund the cash portion of the consideration payable by NYSE Euronext (Holding) for acquiring Euronext shares in connection with the Offer.

NYSE Euronext expects this indebtedness to be paid off in three to four years.

6.     Features of the Offer

▪               Number and nature of securities concerned by the Offer

The Offer concerns all of the shares issued by Euronext, including shares held by Euronext in affiliates and shares that may be acquired by Euronext employees and managers under the stock option plans and stock purchase plans in force at Euronext representing a total of 112,557,259 Euronext shares, each with a par value of 6 euros.

The number of Euronext shares held by Euronext or its subsidiaries totaled 1,042,451 shares on January 4, 2007, representing approximately 1% of Euronext’s share capital, most of which are allocated to cover Euronext stock options and stock purchase plans of Euronext managers and employees.

As of the date of this press release, the Initiator, either acting alone or in concert, does not hold any shares or securities that may entitle it immediately or in the future, either directly or indirectly to Euronext shares.

To the best knowledge of the Initiator, Euronext has not issued any marketable securities entitling holders to access its capital stock immediately or in the future.

▪               Terms of the Offer

Principal combined Offer

Principally, the Initiator is initiating an irrevocable offer to Euronext shareholders to tender their Euronext shares to NYSE Euronext (Holding) and to receive in consideration 0.98 NYSE Euronext share to be issued and 21.32 euros for each Euronext share (the “Principal Offer”).

Secondary Offers

In order to better meet the expectations of Euronext shareholders that would like to have a different split between NYSE Euronext shares and cash, without altering the overall proportion of 77.6% in NYSE Euronext shares and 22.4% in cash1, the principal Offer is on a secondary basis combined with an exchange offer and a tender offer (the “Secondary Offers”), with the following characteristics:

–	Secondary exchange offer (the “Secondary Exchange Offer”): within the abovementioned limit, the Initiator is offering Euronext shareholders the possibility to tender their Euronext shares to NYSE Euronext (Holding) and to receive in consideration 1.2633 NYSE Euronext shares to be issued in exchange for 1 Euronext share.
–	Secondary tender offer (the “Secondary Tender Offer”): within the abovementioned limit, the Initiator is offering Euronext shareholders the possibility of having their Euronext shares acquired by NYSE Euronext (Holding) at a price of 95.07 euros per share.

Euronext shareholders may tender their Euronext shares either to the principal Offer, or to either of the Secondary Offers, or to the Principal Offer and one and/or both of Secondary Offers.

Reduction mechanism

The Secondary Offers will be subject to a reduction mechanism, if necessary, in order to obtain:

–	a total cash amount to be paid in the Offer equal to the amount that would have been obtained if all Euronext shareholders who tendered their shares to the Offer had tendered their shares in the Principal Offer; and

1 On the basis of the weighted average price of NYSE Group stock on the NYSE and the average exchange rate for the last ten trading days before the Offer is filed.

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–	a total number of shares of NYSE Euronext stock to be issued in the Offer equal to the number that would have been obtained if all Euronext shareholders who tendered their shares to the Offer had tendered their shares to the Principal Offer.

With the exception of the stock market tax under Article 978 of the General Tax Code, owed by persons tendering their Euronext shares to the Offer, the Initiator will not pay nor reimburse any brokerage fees or commissions incurred by persons tendering their Euronext shares to the Offer.

Treatment for fractional shares

No NYSE Euronext fractional share may be issued in connection with the Offer. In return for any NYSE Euronext fractional shares, Euronext shareholders will receive a cash payment equal to that portion of NYSE Euronext shares multiplied by the average price per NYSE Euronext share, net of costs, resulting from the sale on Eurolist by Euronext Paris of all NYSE Euronext fractional shares.

In this respect, any NYSE Euronext fractional shares will be sold at the latest within ten trading days of settlement-delivery for the Offer. The amount in cash will be paid to Euronext shareholders as soon as possible after this date.

Under no circumstances may interest be paid on the cash amount to be received by a Euronext shareholder in return for a NYSE Euronext fractional share, even in the event of delayed payments for such amounts.

▪               Trading of NYSE Euronext shares delivered in connection with the Offer -- Listing

No stipulation of the Certificate of Incorporation and Bylaws of NYSE Euronext limits the free trading of the NYSE Euronext shares delivered in connection with the Offer.

NYSE Euronext has requested admission for trading on Eurolist by Euronext Paris and on the NYSE of all shares of the company, subject to their issuance.

▪               Features of the NYSE Euronext shares

The new NYSE Euronext shares delivered by NYSE Euronext (Holding) in the Offer are common shares with a par value of 0.01 dollar, the same class as the shares remitted to NYSE Group shareholders in the Merger.

All the shares will be ranked with existing shares and will give a right to the payment of any dividend or other distribution as of the date they are issued.

▪               Authorizations

On the date of this press release, the opening of the Offer is contingent, under the Combination Agreement and the provisions of Article 231-32 of the General Regulations, on obtaining the following prior regulatory approvals:

–	Approval of the Chairmen's Committee of the College of Regulators pursuant to the Memoranda of Understanding dated March 22, 2001 and March 3, 2003.
–	No objection from the AMF pursuant to the provisions of Articles 511-1 and 511-5 of the General Regulations.
–	No objection from the Belgian Commission Bancaire, Financière et des Assurances (the “CBFA”), under Article 19 of the Law of August 2, 2002;
–	No objection from the Belgian Minister of Finance, after an opinion from the CBFA, under Articles 3, 4 and 17 of the Act dated as of August 2, 2002.
–	Declaration of non-objection from the Dutch Minister of Finance under Article 26a of the Dutch Act on the Supervision of the Securities Trade 1995 on controlling securities transactions.
–	Authorization from the Dutch Minister of Finance, after an opinion from the Autoriteit Financiële Markten, pursuant to the provisions of section 4.3 of the formal recognition as a regulated market granted to Euronext and Euronext Amsterdam dated September 22, 2000 and granted pursuant to Article 22 of the Dutch Act on the Supervision of the Securities Trade 1995.
–	Authorization from the Portuguese Minister of Finance, on an opinion by the Comissão do Mercado de Valores Mobiliarios pursuant to Decree-Law 394/99 of October 13, 1999, as amended.
–	No objection from the Financial Services Authority under section REC 3.6.3(3)R of the RIE and RCH Sourcebook of the FSA Handbook.

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–	Authorization from the SEC under Rule 19b-4 adopted for the implementation of the U.S. Securities Exchange Act.

▪               Success Threshold

The Offer is subject to the condition that the Euronext shares tendered for the Offer represent at least 50% of Euronext's capital on the Offer closing date plus one (1) share (the “Success Threshold”).

If the Success Threshold is not achieved, the Offer will not go forward, and the shares tendered to the Offer will be returned to their owners, in principle within two trading days of notice following publication of the failure of the Offer, without any interest or compensation of any kind being due.

However, the Initiator retains the right to purely and simply renounce to this Success Threshold, by filing a higher Offer at least five trading days before the Offers’ close, in accordance with the provisions of article 231-7 of the General Regulations.

7.     Summary of the Valuation Elements of the Offer

Under the Offer, the Initiator is offering Euronext shareholders the right to exchange their shares as follows:

   -    €21.32 in cash and 0.98 NYSE Euronext share for one Euronext share under the Principal Offer ;

   -    €95.07 for one Euronext share under the Secondary Tender Offer ; and

- 1.2633 NYSE Euronext shares for one Euronext share under the Secondary Exchange Offer.

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Not for distribution in or into Canada or Japan

The table below summarizes the premiums offered under the Principal Offer and the Secondary Offers based on the most relevant valuation methods retained from the complete analysis of the Offer presented in the draft prospectus filed with the AMF.

Methodology	Euronext Value Per Share (€)	Premium / (Discount) Offered by the Principal Offer (1)	Premium / (Discount) Offered by the Tender Offer (3)	Premium / (Discount) Offered by the Exchange Offer (1)

Share prices (2)

Closing Share Price Before Filing of the Offer (January 8, 2007)
	€ 95.00	6.4%	0.1%	8.2%
1-month Weighted Average	€ 90.11	6.0%	5.5%	6.1%
3-month Weighted Average	€ 87.18	6.5%	9.1%	5.8%
6-month Weighted Average	€ 81.09	7.0%	17.2%	4.0%
Weighted Average since June 1, 2006	€ 77.54	7.2%	22.6%	2.8%
Weighted Average since March 8, 2006	€ 73.11	11.7%	30.0%	6.4%

Comparable Companies Analysis

2006E EPS
Median	€ 74.59	35.5%	27.5%	37.8%
Mean	€ 81.02	24.7%	17.3%	26.8%
2007E EPS
Median	€ 74.46	35.7%	27.7%	38.0%
Mean	€ 80.17	26.0%	18.6%	28.2%
2008E EPS
Median	€ 76.39	32.3%	24.5%	34.5%
Mean	€ 85.05	18.8%	11.8%	20.8%

Sum-of-the-Parts Analysis

Median	€ 96.08	5.2%	(1.0%)	7.0%
Mean	€ 92.79	8.9%	2.5%	10.7%

Discounted Cash Flow Analysis

Terminal Value Based on a Perpetuity Growth Rate
Median	€ 68.21	48.1%	39.4%	50.7%
Mean	€ 69.27	45.9%	37.3%	48.4%
Terminal Value Based on a Net Income Multiple
Median	€ 84.30	19.9%	12.8%	21.9%
Mean	€ 84.37	19.8%	12.7%	21.8%

(1)	Based on the most recent closing share price of NYSE Group before the filing of the Offer, except for the share prices analysis.
(2)	Premiums offered by the Principal Offer and the Secondary Exchange Offer calculated on the basis of the weighted average prices and the average USD/€ exchange rate for the period in question.
(3)	Based on the exchange value under the Secondary Tender Offer (€95.07).

8. Contacts NYSE Group : NYSE Group Investor Relations Email : InvestorRelations@nyse.com Phone : +1 212 656 5700 Toll free number for investors: +1 800 218 1182

*               *               *

*

9

Ne doit pas être diffusé au Canada et au Japon

DEPOT D’UN PROJET D’OFFRE PUBLIQUE MIXTE

à titre principal, assortie à titre subsidiaire d’une OFFRE PUBLIQUE D’ECHANGE ET D’UNE OFFRE PUBLIQUE D’ACHAT dans la limite globale de 77,6% en actions NYSE EURONEXT, INC. et de 22,4% en numéraire

VISANT LES ACTIONS DE LA SOCIETE

INITIEE PAR LA SOCIETE
NYSE EURONEXT, Inc.
(une société ayant son siège dans l’Etat du Delaware aux Etats-Unis d’Amérique)

REALISEE PAR L’INTERMEDIAIRE DE
NYSE EURONEXT (Holding) N.V.
(une société ayant son siège aux Pays-Bas, entièrement détenue par NYSE Euronext, Inc.)

présentée par

TERMES DE L’OFFRE :
Pour l'offre publique mixte à titre principal : 0,98 action NYSE Euronext, Inc. à émettre et 21,32 euros pour 1 action Euronext N.V.
Pour l'offre publique d’échange à titre subsidiaire : 1,2633 actions NYSE Euronext, Inc. pour 1 action Euronext N.V.
Pour l'offre publique d’achat à titre subsidiaire : 95,07 euros pour 1 action Euronext N.V.

Le présent communiqué établi par NYSE EURONEXT, Inc. est publié en application des dispositions de l’article 231-16 du règlement général de l’Autorité des marchés financiers (l’ « AMF »).

L’Offre et le projet de note d’information restent soumis à l’examen de l’AMF.
Des exemplaires du projet de note d'information sont disponibles sur le site Internet de l'AMF (www.amf-france.org), et peuvent être obtenus sans frais auprès de :

Citigroup Global Markets Limited 1-5 rue Paul Cézanne 75008 Paris	Société Générale GIBD / EUR / ECM 17, cours Valmy 92972 Paris-La Défense Cedex	JPMorgan 14 place Vendôme 75001 Paris

La diffusion, la publication ou la distribution de ce communiqué peut, dans certains pays, faire l’objet de restrictions légales ou
réglementaires. Ce communiqué ne s’adresse pas aux personnes soumises à de telles restrictions, ni directement, ni indirectement. La
réception de ce communiqué ne constitue pas une offre dans les pays où une offre d’achat ou une offre de valeurs mobilières serait illégale.

Ce communiqué ne doit pas être publié, distribué ou diffusé au Canada, au Japon et dans d’autres pays. Ce communiqué de presse est diffusé et adressé au Royaume-Uni uniquement, (i) aux personnes qui sont des investisseurs professionnels visés à l’article 19(5) du
Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (l’ « Order »), ou (ii) aux personnes qui sont des entités disposant d’un certain patrimoine (« high net worth entities ») ou à tout autre type de personnes à qui il peut légalement être communiqué, qui sont visées à l’article 49(2) (a) à (d) de l’Order (ensemble les « personnes habilitées »). Ce communiqué de presse est adressé à
l'attention exclusive des personnes habilitées et toute personne qui n’est pas une personne habilitée ne doit pas agir sur la base, ou tenir compte, du présent communiqué de presse. Tout investissement auquel se réfère le présent communiqué de presse ne sera exclusivement
réalisé qu’avec des personnes habilitées. L’Offre sera faite au Etats-Unis et fait à ce titre l’objet d’un prospectus enregistré auprès de la
Securities and Exchange Commission.

Ne doit pas être diffusé au Canada et au Japon

En application du titre III du livre II et plus particulièrement des articles 231-13 et 232-1 du règlement général de l’AMF (le « Règlement Général »), la société NYSE Euronext, Inc., ayant son siège aux Etats-Unis d’Amérique c/o National Registered Agents, Inc., 160 Greentree Drive, dans la ville de Dover, Suite 101, comté de Kent, Etat du Delaware, Etats-Unis, enregistrée auprès de la U.S. Securities and Exchange Commission (« SEC ») sous le numéro CIK 0001368007 (l’« Initiateur » ou « NYSE Euronext »), offre aux actionnaires de la société Euronext N.V., dont le siège social est situé aux Pays-Bas, à Beursplein 5, 1012 JW Amsterdam, immatriculée au Registre de la Chambre du Commerce d’Amsterdam sous le numéro 341 37 761 (« Euronext » ou la « Société »), et dont les actions sont admises aux négociations sur l’Eurolist d’Euronext Paris et sur le Trading Facility d’Euronext Brussels sous le code ISIN NL0000290641, de faire acquérir la totalité de leurs actions Euronext, dans les conditions décrites ci-après (l’ « Offre »), par la société NYSE Euronext (Holding) N.V. (« NYSE Euronext (Holding) »).

Le siège social de NYSE Euronext (Holding) est situé aux Pays-Bas, Beursplein 5, 1012 JW Amsterdam ; elle est immatriculée au Registre de la Chambre du Commerce d’Amsterdam sous le numéro 34262136. Son capital est intégralement détenu par la société NYSE Euronext (International) B.V., dont le siège social est situé aux Pays Bas, Beursplein 5, 1012 JW Amsterdam et qui est immatriculée au Registre de la Chambre du Commerce d’Amsterdam sous le numéro 34262091, elle-même entièrement détenue par l’Initiateur.

Citigroup Global Markets Limited (intervenant par l’intermédiaire de sa succursale de Paris) (« Citigroup »), Société Générale et JPMorgan Chase Bank N.A., succursale de Paris (« JPMorgan »), en tant qu’établissements présentateurs de l’Offre, ont déposé un projet de note d’information auprès de l’AMF le 9 janvier 2007. Conformément aux dispositions de l’article 231-13 du Règlement Général, Citigroup, Société Générale et JPMorgan garantissent la teneur et le caractère irrévocable des engagements pris par l’Initiateur dans le cadre de l’Offre.

L’Offre porte sur la totalité des actions émises par Euronext.

1.               Contexte de l’Offre

L’Offre s’inscrit dans le cadre des opérations tendant au regroupement de NYSE Group, Inc. (« NYSE Group ») et Euronext sous le contrôle d’une société holding commune (NYSE Euronext) et à l’admission des actions de celle-ci aux négociations sur le NYSE et sur l’Eurolist d’Euronext Paris, prévues par le Combination Agreement signé entre NYSE Group et Euronext le 1er juin 2006, amendé et reformulé le 24 novembre 2006 et approuvé par les actionnaires d’Euronext et de NYSE Group réunis en assemblées générales respectivement les 19 et 20 décembre 2006 (le « Rapprochement »). Le Rapprochement se réalisera en deux étapes :

•	L'Offre, qui sera faite en France, en Belgique et aux Etats-Unis ;

•	Une opération (triangular merger) par laquelle, immédiatement après le règlement-livraison des actions Euronext apportées dans le cadre de l’Offre (c’est-à-dire avant réouverture automatique de la période d’offre), NYSE Group sera absorbée par Jefferson Merger Sub, Inc. (une société ayant son siège social aux Etats-Unis dans l’Etat du Delaware, spécialement constituée à cet effet et intégralement détenue par NYSE Euronext), dont la dénomination sociale deviendra NYSE Group, Inc. Du seul fait de cette opération, chaque action en circulation de NYSE Group, Inc. sera échangée contre le droit de recevoir une action de NYSE Euronext (la « Fusion »).

Un Rapprochement entre égaux

Le Rapprochement est structuré de manière à constituer une alliance transatlantique entre deux leaders mondiaux opérant d’égal à égal dont Euronext sera le pilier européen et NYSE Group le pilier américain.

Compte tenu des valorisations respectives d’Euronext et de NYSE Group et de la contrepartie offerte par NYSE Euronext aux actionnaires d’Euronext dans le cadre de l’Offre, les anciens actionnaires de NYSE Group et les anciens actionnaires d’Euronext détiendront respectivement 59 % et 41 % du capital de NYSE Euronext à l’issue du Rapprochement, en prenant pour hypothèse que tous les actionnaires d’Euronext apportent leurs actions à l’Offre.

Modèle fédéral et réglementation locale

Dans le cadre de NYSE Euronext, la gestion de chaque place de cotation sera principalement assurée par les dirigeants locaux, conformément au modèle fédéral d’Euronext.

Un aspect essentiel de la structure du Rapprochement réside dans le maintien de la réglementation locale applicable à chaque place de marché. A cet égard, la SEC a publié le 16 juin 2006 un communiqué confirmant

Ne doit pas être diffusé au Canada et au Japon

que le simple fait pour un marché américain et un marché non américain d'être la propriété d'un actionnaire commun n’entraînerait pas automatiquement l’application de la réglementation boursière américaine aux activités de cotation et de négociation du marché non américain.

2.               Motifs et intérêts du Rapprochement

Elargissement de la gamme de produits et de services. Le Rapprochement entre NYSE Group et Euronext donnera à NYSE Euronext la possibilité de diversifier ses sources de revenus et de réaliser d’importantes économies de coûts grâce aux synergies nées du Rapprochement. NYSE Euronext bénéficiera de l’effet de levier de la marque NYSE Euronext, d’une gamme de produits inégalée, d’une clientèle mondiale, de bases de membres complémentaires, et de plates-formes technologiques de pointe. NYSE Group et Euronext ont identifié de nouvelles opportunités de revenus qui devraient générer 100 millions de dollars U.S. de revenus annuels supplémentaires d’ici trois ans. Ces nouvelles opportunités découleront du développement de nouveaux produits et services dans divers domaines.

Optimiser au mieux le choix côté clients. En tirant parti de sa position de société mère du leader mondial des marchés actions et en tant qu’acteur majeur sur les marchés dérivés, NYSE Euronext proposera un marché complet de services à ses clients ainsi qu’un choix de produits sur des catégories d’actifs susceptibles d’attirer tous les types d’investisseurs dans le monde entier. NYSE Euronext estime que le Rapprochement devrait lui permettre de maintenir sa position prépondérante, d’améliorer sa compétitivité au plan mondial et sa capacité à s’engager dans le sens de l’innovation et de l’efficacité.

Tirer parti de la technologie pour favoriser les réductions de coûts et doper les bénéfices de l’intégration. NYSE Group et Euronext prévoient que NYSE Euronext devrait pouvoir bénéficier de synergies opérationnelles résultant du regroupement de ses capacités et de l’élimination de doublons, et renforcer sa rentabilité du fait d’économies d’échelles, de l’intégration de ses marchés et de leur automatisation. Le Rapprochement devrait lui permettre de réaliser d’importantes synergies de coûts estimées à 275 millions de dollars U.S. par an dans les trois ans suivants le Rapprochement. Sur ce montant, 250 millions de dollars U.S. proviendraient de la rationalisation générale des plates-formes et systèmes informatiques existants grâce à la compatibilité très élevée entre les systèmes technologiques actuellement utilisés par NYSE Group et par Euronext. Grâce à la technologie performante d’Atos Euronext Market Solutions (« AEMS ») et à l’expérience démontrée de l’équipe de direction d’Euronext en matière d’intégration, les trois systèmes de négociation de marché actions (NYSE, NYSE Arca et le NSC d’Euronext) et les deux systèmes de négociation de marché dérivés (les plates-formes NYSE Arca Options et Liffe.Connect d’Euronext) de NYSE Euronext migreront vers une seule et unique plate-forme mondiale de négociation pour le marché actions et dérivés d’ici trois ans. D’autre part, les dix centres de traitement des données (six aux Etats-Unis et quatre en Europe) seront ramenés à quatre, reliés entre eux au niveau mondial (deux aux Etats-Unis et deux en Europe). Le nombre de réseaux sera, quant à lui, réduit de quatre à un. NYSE Euronext devrait par ailleurs dégager 25 millions de dollars U.S. d’économies annuelles de la rationalisation de ses activités hors informatique, grâce à l’intégration des fonctions support telles que les directions finance et ressources humaines, ainsi que grâce à l’harmonisation des dépenses de marketing et à l’optimisation des autres coûts généraux engendrés, notamment en matière d’assurance, d’occupation et de services professionnels.

Cette intégration technologique reposera sur la technologie performante d’AEMS. En effet, il est prévu que le modèle actuel développé par AEMS soit étendu pour intégrer progressivement les actifs et la technologie de NYSE Group. Ainsi, le fonctionnement d’AEMS serait, dans un premier temps, maintenu dans son état actuel, pour être ensuite modifié en fonction de l’intégration future des marchés américains, et ce en consultation avec le Collège des Régulateurs.

Malgré l’intégration technologique envisagée, les produits qui existent aujourd’hui, aussi bien sur le marché actions que sur le marché des dérivés continueront d’être négociés sur le marché où ils le sont actuellement. Aucun produit ne devrait voir sa négociation migrer d’une bourse à une autre. Les produits d’Euronext et de NYSE Group seront négociés sur des carnets d’ordres distincts, sur des ordinateurs distincts et dans des centres de traitement de données séparés.

Poursuite des acquisitions et alliances stratégiques. NYSE Euronext bénéficiera de marques de renommée mondiale et d’un positionnement extrêmement privilégié pour jouer un rôle majeur dans le mouvement de consolidation que traverse son secteur, en réalisant un certain nombre d’acquisitions et d’alliances stratégiques. NYSE Group et Euronext estiment que NYSE Euronext sera un partenaire de choix parmi les différentes bourses mondiales et sa direction devrait continuer à rechercher et à examiner divers projets d’acquisitions, d’alliances et de partenariats stratégiques, ainsi que tous autres accords commerciaux susceptibles de multiplier les occasions d’étayer sa position concurrentielle dans le monde, par la consolidation de sa marque et la diversification de ses activités et sources de revenus.

Ne doit pas être diffusé au Canada et au Japon

Des atouts pour l’ensemble des parties prenantes. La création de NYSE Euronext devrait être particulièrement créatrice de valeur pour toutes les parties prenantes, notamment pour :

–	Ses actionnaires qui devraient bénéficier de la création de valeur significative et de l’accroissement de la solidité financière résultant du rapprochement de deux leaders du marché, dotés de plates-formes technologiques et de modèles économiques fortement compatibles. A la suite du Rapprochement, NYSE Euronext devrait pouvoir réaliser d’importantes synergies de revenus et des économies conséquentes pour le plus grand bénéfice de ses actionnaires, améliorant sa rentabilité, ses revenus et son résultat, ainsi que ses flux de trésorerie.
–	Les investisseurs et les acteurs de la communauté financière qui devraient tirer parti du modèle économique horizontal de NYSE Euronext, ainsi que de ses capacités mondiales d’échange qui vont s’étendre à de multiples catégories d’actifs par l’intermédiaire de huit marchés actions et dérivés dans six pays. L’ampleur du pool de liquidités de NYSE Euronext, conjuguée à des plates-formes technologiques de premier plan et à des opportunités de développement de nouveaux produits, vont conduire à de meilleures possibilités de négociation pour les investisseurs, tout en contribuant à une amélioration générale de la qualité du marché et à un abaissement des coûts de transaction. En outre, les réductions de coûts générées par le Rapprochement devraient permettre une réduction des frais de négociation. NYSE Euronext entend introduire une plate-forme et un système de négociation communs, en s’appuyant sur sa base complémentaire de 800 membres pour la négociation sur actions et de 675 membres pour les produits dérivés. NYSE Euronext entend également développer des produits et services à destination du marché de la négociation algorithmique, aux Etats-Unis et en Europe.
–	Les émetteurs qui devraient tirer parti de leur affiliation à NYSE Euronext, et de la création de ce qui devrait être le premier groupe de bourses mondial, ce qui constitue une opportunité unique pour faciliter les levées de fonds.

3. Calendrier prévisionnel de l’Offre

Préalablement à l’ouverture de l’Offre, Euronext Paris publiera un avis annonçant la date d’ouverture et le calendrier de l’Offre. Un calendrier indicatif de l’Offre est proposé ci-dessous :

Date	Evénement
9 janvier 2007	Dépôt du projet d’Offre et du projet de note d’information de l’Initiateur auprès de l’AMF.

Dépôt du projet de note d’information en réponse d’Euronext.

Mise à disposition des projets de note d’information et de note d’information en réponse.

18 janvier 2007	Déclaration de conformité par l’AMF emportant visa de la note d’information. Visa de la note d’information en réponse.
22 janvier 2007	Publication de la note d’information et de la note d’information en réponse conformément aux dispositions de l’article 231-27 du Règlement Général.

4.               Intentions de l’Initiateur pour les douze mois à venir

▪   Orientation en matière de stratégie, de politique industrielle, commerciale et financière

A la suite du Rapprochement, il est prévu que NYSE Group et Euronext poursuivent leurs activités de manière substantiellement inchangée, étant entendu que tout changement devra être soumis aux autorisations respectives de la SEC et du Collège des Régulateurs.

Ne doit pas être diffusé au Canada et au Japon

▪   Orientations en matière d’emploi

Le Rapprochement s’inscrit dans une logique de croissance et de développement de l’activité d’Euronext et de NYSE Group et ne devrait donc pas avoir d’impact significatif sur la politique d’Euronext en matière d’emploi. Les collaborateurs occuperont une place centrale au sein de ce projet.

Le maintien des sièges sociaux et opérationnels locaux et des places de cotation permettra aux salariés du groupe de bénéficier de nouvelles opportunités de carrière. Le développement de la place de Paris en tant que siège des activités internationales est d’autre part susceptible de nécessiter le renforcement de ses équipes.

▪   Réorganisation post-closing

L’Initiateur a l’intention de procéder, à la suite de l’Offre et de la Fusion, à une réorganisation de la structure du groupe Euronext afin qu’Euronext soit détenue intégralement par NYSE Euronext (la « Réorganisation post-closing »).

Dans l’hypothèse où NYSE Euronext (Holding) détiendrait au moins 95% du capital (à l’exclusion des actions d’autocontrôle et des actions auto-détenues) ou des droits de vote d’Euronext existant à l’issue de l’Offre, l’Initiateur a l’intention de procéder à une offre publique de retrait dans les conditions prévues par les articles 236-1 et suivants du Règlement Général et/ou à un retrait obligatoire des actions Euronext qu’il ne détiendrait pas dans les conditions prévues par l’article 2 :92a du code civil néerlandais. En cas de mise en oeuvre du retrait obligatoire, les actionnaires d’Euronext recevront une contrepartie exclusivement en numéraire dont le montant sera déterminé par la Cour d’appel d’Amsterdam. Ainsi, la nature de la contrepartie ne sera pas identique à celle reçue dans le cadre de l’Offre et son montant pourrait également être substantiellement différent.

Dans l’hypothèse où NYSE Euronext (Holding) détiendrait moins de 95% du capital (à l’exclusion des actions d’autocontrôle et des actions auto-détenues) et des droits de vote d’Euronext existant à l’issue de l’Offre, la Réorganisation post-closing serait effectuée comme suit :

•	Euronext procéderait au transfert de l’intégralité de son patrimoine à une société néerlandaise spécialement créée à cet effet (« Euronext Sub ») dont elle détiendrait la totalité du capital en échange de titres de cette filiale, et

•	en fonction du nombre d’actions apportées à l’Offre, soit (i) Euronext apporterait les actions reçues de Euronext Sub à NYSE Euronext (Holding) en contrepartie d’actions NYSE Euronext et d’une soulte en numéraire d’une part, et distribuerait à ses actionnaires l’intégralité de la contrepartie reçue dans le cadre de sa liquidation d’autre part ; soit (ii) Euronext serait absorbée par une société néerlandaise spécialement créée à cet effet intégralement détenue par NYSE Euronext ou par NYSE Euronext (Holding), laquelle apporterait les actions de Euronext Sub à NYSE Euronext (Holding) en contrepartie d’actions NYSE Euronext et d’une soulte en numéraire d’une part, et distribuerait à ses actionnaires l’intégralité de la contrepartie reçue dans le cadre de sa liquidation d’autre part.

Dans ce cas, les actionnaires d’Euronext n’ayant pas apporté leurs titres à l’Offre recevront une contrepartie financière identique à celle de l’Offre, sous réserve toutefois (i) du régime fiscal qui leur sera applicable et (ii) de la valeur des titres NYSE Euronext lors de la mise en œuvre de la Réorganisation post-closing, qui pourra avoir évolué depuis l’Offre.

L’Initiateur se réserve par ailleurs la faculté de demander la radiation des actions Euronext des négociations de l’Eurolist d’Euronext Paris et du Trading Facility d’Euronext Brussels, conformément à la réglementation applicable.

▪   Gouvernance de NYSE Euronext à compter du Rapprochement

A compter du Rapprochement, le conseil d’administration de NYSE Euronext comprendra un nombre égal de résidents européens (personnes dont le domicile est établi depuis au moins 24 mois en Europe) et de résidents américains (personnes dont le domicile est établi depuis au moins 24 mois aux Etats-Unis). Il sera composé de 22 membres comprenant :

•	11 membres issus de l’actuel conseil d’administration de NYSE Group (parmi lesquels Marshall N. Carter, actuel président du conseil d’administration de NYSE Group et John A. Thain, actuel chief executive officer de NYSE Group, qui occuperont par ailleurs respectivement les fonctions de vice-president du conseil d’administration et de chief executive officer de NYSE Euronext) ;

Ne doit pas être diffusé au Canada et au Japon

•	9 membres issus de l’actuel conseil de surveillance d’Euronext (parmi lesquels Jan-Michiel Hessels, actuel président du conseil de surveillance d’Euronext, qui occupera par ailleurs les fonctions de président du conseil d’administration de NYSE Euronext) ;

•	le président actuel du directoire d’Euronext (Jean-François Théodore, ayant par ailleurs vocation à occuper les fonctions de deputy chief executive officer de NYSE Euronext) ; et

•	Sylvain Hefes, un résident européen, dont la nomination a été approuvée à la fois par le conseil de surveillance d’Euronext et le conseil d’administration de NYSE Euronext.

Le maintien de cette parité restera du ressort du comité de nomination et de gouvernance et du conseil d’administration de NYSE Euronext, qui sont tous deux composés à parité de résidents européens et de résidents américains, à moins que les Bylaws de NYSE Euronext ne soient modifiés par un vote des actionnaires à la majorité qualifiée.

Lors de l’une de ses premières réunions, le conseil d’administration de NYSE Euronext devrait examiner la proposition faite par certains actionnaires et autres personnes intéressées selon laquelle au moins deux tiers des administrateurs de NYSE Euronext qui sont des résidents européens devraient également être des citoyens européens, avec pour corollaire un arrangement concernant les administrateurs américains de NYSE Euronext. Lors de la réalisation du Rapprochement, plus des deux tiers des administrateurs résidents européens de NYSE Euronext seront effectivement des citoyens européens.

La direction générale du Groupe sera assurée par le Management Committee de NYSE Euronext qui comptera 14 membres, dont un nombre égal de membres désignés par NYSE Group et de membres désignés par Euronext. Les seuls membres des directions générales de NYSE Group et d’Euronext qui siègeront également au conseil d’administration de NYSE Euronext sont John A. Thain et Jean-François Théodore.

Enfin, trois comités seront mis en place à compter du Rapprochement : un comité d’audit, un comité des ressources humaines et des rémunérations, et un comité de nomination et de gouvernance. A compter du Rapprochement, le comité de nomination et de gouvernance sera composé d’un nombre égal de personnes choisies parmi les administrateurs de NYSE Group et d’Euronext immédiatement avant le Rapprochement.

▪   Financement de l’Offre

Pour les besoins du Rapprochement, NYSE Euronext en qualité d’emprunteur et NYSE Group en qualité de garant, ont conclu en date du 5 janvier 2007 un contrat de crédit revolving d’un montant de 2,5 milliards d’euros. Ce contrat de crédit revolving a été conclu en vue de permettre à NYSE Euronext (Holding) de financer de la part numéraire de la contrepartie due par cette dernière au titre de l’acquisition des actions Euronext dans le cadre de l’Offre.

NYSE Euronext estime que l’endettement ainsi contracté devrait être remboursé d’ici trois à quatre ans.

▪   Politique de distribution de dividendes

La politique de distribution de dividendes de l’Initiateur sera déterminée, conformément à la loi et aux dispositions de ses Bylaws et Certificate of incorporation, par son conseil d’administration dans sa composition à compter du Rapprochement.

A la date de dépôt de l’Offre, il est prévu que les bénéfices distribuables générés par l’activité de NYSE Euronext seront affectés en priorité au remboursement de la dette qui sera contractée pour les besoins du Rapprochement.

5.               Caractéristiques de l’Offre

▪   Nombre et nature des titres visés par l’Offre

L’Offre porte sur la totalité des actions émises par Euronext, en ce compris celles auto-détenues par Euronext et celles susceptibles d’être acquises par les salariés et cadres d’Euronext en vertu des plans d’achat d’actions et des plans d’options d’achat d’actions en vigueur chez Euronext, soit au total sur 112 557 259 actions Euronext d’une valeur nominale de 6 euros chacune.

Le nombre d’actions Euronext détenues par Euronext ou ses filiales s’élève au 4 janvier 2007 à 1 042 451 actions représentant environ 1 % du capital d’Euronext, dont la plupart sont affectées à la couverture des options d’achat Euronext et des plans d’actionnariat des cadres et des salariés d’Euronext.

Ne doit pas être diffusé au Canada et au Japon

A la date du présent communiqué, l’Initiateur ne détient, seul ou de concert, aucune action ni aucun titre susceptible de donner droit, directement ou indirectement, immédiatement ou à terme à des actions Euronext.

A la connaissance de l’Initiateur, Euronext n’a pas émis de valeur mobilière donnant accès, immédiatement ou à terme, à son capital social.

▪  Termes de l’Offre

Offre mixte principale

A titre principal, l’Initiateur offre irrévocablement aux actionnaires d’Euronext d’apporter leurs actions Euronext à NYSE Euronext (Holding) et de recevoir en contrepartie 0,98 action NYSE Euronext à émettre et 21,32 euros pour 1 action Euronext (l’« Offre Principale »).

Offres subsidiaires

Afin de mieux répondre aux attentes des actionnaires d’Euronext qui souhaiteraient bénéficier d’une proportion différente d’actions NYSE Euronext et de numéraire, sans toutefois altérer la proportion globale de 77,6 % en actions NYSE Euronext et 22,4 % en numéraire1, l’Offre Principale est assortie à titre subsidiaire d’une offre publique d’échange et d’une offre publique d’achat (les « Offres Subsidiaires »), dont les caractéristiques sont les suivantes :

•	Offre publique d’échange à titre subsidiaire (l’« OPE Subsidiaire ») : dans la limite définie ci-dessus, l’Initiateur offre aux actionnaires d’Euronext d’apporter leurs actions Euronext à NYSE Euronext (Holding) et de recevoir en contrepartie 1,2633 actions NYSE Euronext à émettre contre 1 action Euronext.

•	Offre publique d’achat à titre subsidiaire (l’« OPA Subsidiaire ») : dans la limite définie ci-dessus, l’Initiateur offre aux actionnaires d’Euronext de faire acquérir leurs actions Euronext par NYSE Euronext (Holding) au prix de 95,07 euros par action.

Les actionnaires d’Euronext peuvent apporter leurs actions Euronext soit à l’Offre Principale, soit à l’une et/ou à l’autre des Offres Subsidiaires, soit à l’Offre Principale et à l’une et/ou à l’autre des Offres Subsidiaires.

Mécanisme de réduction

Les Offres Subsidiaires feront l’objet le cas échéant d’un mécanisme de réduction afin d'obtenir :

•	un montant total en numéraire à payer au titre de l'Offre égal au montant qui aurait été obtenu si tous les actionnaires d'Euronext ayant apporté à l'Offre avaient apporté leurs actions à l'Offre Principale, et

•	un nombre total d'actions NYSE Euronext à émettre au titre de l'Offre égal au nombre qui aurait été obtenu si tous les actionnaires d'Euronext ayant apporté à l'Offre avaient apporté leurs actions à l'Offre Principale.

A l’exception de l’impôt de bourse prévu par l’article 978 du code général des impôts dû par les personnes ayant apporté leurs actions Euronext à l’Offre, l’Initiateur ne prendra en charge, ni ne remboursera en cas d’échec de l’Offre, aucun des frais ou commission de courtage éventuellement encourus par les personnes apportant leurs actions Euronext à l’Offre.

Traitement des rompus

Aucune fraction d’action NYSE Euronext ne peut être émise dans le cadre de l’Offre. En contrepartie de la fraction d’action NYSE Euronext formant rompu, l’actionnaire d’Euronext recevra un montant en numéraire égal à cette fraction d’action NYSE Euronext multiplié par le prix moyen par action NYSE Euronext, net de frais, résultant de la cession sur l’Eurolist d’Euronext Paris de l’ensemble des actions NYSE Euronext formant rompu.

A cet effet, la cession de l’ensemble des actions NYSE Euronext formant rompu interviendra au plus tard dix jours de négociation après le règlement-livraison de l’Offre. Le montant en numéraire sera versé aux actionnaires d’Euronext dans les meilleurs délais suivant cette date.

1	Sur la base du cours moyen pondéré de l’action NYSE Group sur le NYSE et du taux de change moyen des dix derniers jours de négociation avant dépôt de l’Offre

Ne doit pas être diffusé au Canada et au Japon

En aucun cas, il ne sera versé d’intérêt sur le montant en numéraire devant être reçu par un actionnaire d’Euronext en contrepartie d’une fraction d’action NYSE Euronext formant rompu, même en cas de retard de paiement de ce montant.

▪   Négociabilité des actions NYSE Euronext remises dans le cadre de l’Offre – Cotation

Aucune stipulation des Certificate of incorporation et Bylaws de NYSE Euronext ne limite la libre négociabilité des actions NYSE Euronext remises dans le cadre de l’Offre.

NYSE Euronext a demandé l’admission aux négociations sur l’Eurolist d’Euronext Paris et sur le NYSE de toutes les actions de la société.

▪   Caractéristiques des actions NYSE Euronext

Les actions nouvelles NYSE Euronext remises au titre de l’Offre sont des actions ordinaires d’une valeur nominale de 0,01 dollar U.S., de même catégorie que celles remises aux actionnaires de NYSE Group dans le cadre de la Fusion.

Elles seront entièrement assimilées aux actions anciennes et donneront droit au paiement de tout dividende ou autre distribution à compter de leur date d’émission.

▪   Autorisations

A la date du dépôt de l’Offre, l’ouverture de l’Offre est, en vertu du Combination Agreement et des dispositions de l’article 231-32 du Règlement Général, subordonnée à l’obtention des autorisations réglementaires suivantes :

•	Autorisation du Comité des Présidents du Collège des Régulateurs, en application du Memorandum of Understanding des 22 mars 2001 et 3 mars 2003.

•	Absence d’objection de l’AMF, au titre des dispositions des articles 511-1 et 511-5 du Règlement Général.

•	Absence d’opposition de la Commission Bancaire, Financière et des Assurances de Belgique (« CBFA ») au titre de l’article 19 de la loi du 2 août 2002.

•	Absence d’opposition du Ministre belge des finances, après avis de la CBFA, au titre des articles 3, 4 et 17 de la loi du 2 août 2002.

•	Déclaration de non-opposition du Ministre néerlandais des Finances, en vertu de l’article 26a de la loi néerlandaise de 1995 sur le contrôle des opérations relatives aux valeurs mobilières.

•	Autorisation du Ministre néerlandais des Finances, après avis de l’Autoriteit Financiële Markten, conformément aux dispositions du paragraphe 4.3 de la reconnaissance formelle en qualité de marché réglementé accordée à Euronext et Euronext Amsterdam datée du 22 septembre 2000 et accordée en application de l’article 22 de la loi néerlandaise de 1995 sur le contrôle des opérations relatives aux valeurs mobilières.

•	Autorisation du Ministre portugais des Finances sur avis de la Comissão do Mercado de Valores Mobiliarios en vertu du décret-loi n°394/99 du 13 octobre 1999, tel qu’amendé.

•	Absence d’objection de la Financial Services Authority au titre de la section REC 3.6.3(3)R des RIE and RCH Sourcebook du FSA Handbook.

•	Autorisation de la SEC, en vertu de la règle 19b-4 prise en application du Securities Exchange Act.

Ne doit pas être diffusé au Canada et au Japon

▪   Seuil de réussite

L’Offre est soumise à la condition de l’apport à l’Offre d'actions Euronext représentant à la date de clôture de l'Offre au moins 50% du capital d’Euronext, majoré d’une (1) action (le « Seuil de réussite »).

Si le Seuil de réussite n’est pas atteint, l’Offre n’aura pas de suite et les actions apportées à l’Offre seront restituées à leurs propriétaires, en principe dans les deux jours de négociation suivant la publication de l’avis de caducité de l’Offre, sans qu’aucun intérêt ni aucune sorte d’indemnité ne soit dû.

Toutefois, l’Initiateur se réserve le droit de renoncer purement et simplement à ce Seuil de réussite, en déposant une surenchère au plus tard cinq jours de négociation avant la clôture de l’Offre, conformément aux dispositions de l’article 232-7 du Règlement Général.

6.               Principaux éléments d’appréciation du prix de l’Offre

Au titre de l’Offre, l'Initiateur propose aux actionnaires d’Euronext d’apporter leurs actions Euronext à NYSE Euronext (Holding) selon les modalités suivantes :

•	21,32 euros en numéraire et 0,98 action NYSE Euronext pour 1 action Euronext dans le cadre de l’Offre Principale,

•	95,07 euros pour 1 action Euronext dans le cadre de l’OPA Subsidiaire, et

•	1,2633 actions NYSE Euronext pour 1 action Euronext dans le cadre de l’OPE Subsidiaire.

Ne doit pas être diffusé au Canada et au Japon

Synthèse des éléments d’appréciation pertinents

Le tableau ci-dessous présente une synthèse des primes offertes par l'Offre Principale et les Offres Subsidiaires sur la base des méthodes d'évaluation jugées les plus pertinentes pour l'appréciation de l'Offre. Une analyse de l'ensemble des éléments d'appréciation de l'Offre figure dans le projet de note d'information déposé auprès de l'AMF.

Méthodologie	Valeur d'Euronext par action (€)	Prime / (décote) offerte par l'Offre Principale (1)	Prime / (décote) offerte par l'OPA Subsidiaire (3)	Prime / (décote) offerte par l'OPE Subsidiaire (1)

Cours de bourse (2)

Dernier cours de bourse avant dépôt de l'Offre (8 janvier 2007)	€ 95,00	6,4%	0,1%	8,2%
Moyenne pondérée 1 mois	€ 90,11	6,0%	5,5%	6,1%
Moyenne pondérée 3 mois	€ 87,18	6,5%	9,1%	5,8%
Moyenne pondérée 6 mois	€ 81,09	7,0%	17,2%	4,0%
Moyenne pondérée depuis le 1er juin 2006	€ 77,54	7,2%	22,6%	2,8%
Moyenne pondérée depuis le 8 mars 2006	€ 73,11	11,7%	30,0%	6,4%

Analyse de sociétés cotées comparables

BPA 2006 estimé
Valeur médiane	€ 74,59	35,5%	27,5%	37,8%
Valeur moyenne	€ 81,02	24,7%	17,3%	26,8%
BPA 2007 estimé
Valeur médiane	€ 74,46	35,7%	27,7%	38,0%
Valeur moyenne	€ 80,17	26,0%	18,6%	28,2%
BPA 2008 estimé
Valeur médiane	€ 76,39	32,3%	24,5%	34,5%
Valeur moyenne	€ 85,05	18,8%	11,8%	20,8%

Somme des parties

Valeur médiane	€ 96,08	5,2%	-1,0%	7,0%
Valeur moyenne	€ 92,79	8,9%	2,5%	10,7%

Actualisation des flux de trésorerie

Analyse basée sur un taux de croissance à l'infini
Valeur médiane	€ 68,21	48,1%	39,4%	50,7%
Valeur moyenne	€ 69,27	45,9%	37,3%	48,4%
Analyse basée sur un multiple de résultat net
Valeur médiane	€ 84,30	19,9%	12,8%	21,9%
Valeur moyenne	€ 84,37	19,8%	12,7%	21,8%

(1)	Calculée sur la base du dernier cours de bourse de NYSE Group avant dépôt de l'Offre, à l'exception de l'analyse des cours de bourse.
(2)	Les primes offertes par l'Offre Principale et l'OPE Subsidiaire sont ici calculées sur la base des cours moyens pondérés et taux de change dollar US / euro des périodes considérées.
(3)	Calculée sur la base de la valeur de l'OPA Subsidiaire fixée à 95,07 euros.

7.               Contacts

NYSE Group :
NYSE Group Investor Relations
email : InvestorRelations@nyse.com
Tél : +1 212 656 5700
Numéro vert investisseurs (Etats-Unis uniquement) : +1 800 218 1182

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